UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of SEPTEMBER, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: September 22, 2008                   /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           Chairman

KOLA MINING CORP.                                              TRADING SYMBOLS
                                                                    TSXV - KM
598-999 CANADA PLACE                                               OTCBB - CTMHF
VANCOUVER, B.C. V6C 3E1                                        FRANKFURT - C8M

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September 22, 2008

           KYRGYZSTAN LIFTS RESTRICTIONS ON KOLA MINING'S GOLD ASSETS

         KOLA MINING DRILLS 40M OF 1.89G/T AU AT BULAKASHU, KYRGYZSTAN


VANCOUVER,  BRITISH  COLUMBIA.  Kola Mining  Corporation  (TSXV: KM, OTC: KMNFF,
Frankfurt: C8M) ("The Company") announces that according to publicly available information, on September 5, 2008 the Bishkek Inter District Court of the Kyrgyz Republic lifted all restrictions on its wholly owned subsidiary, Bulakashu Mining Company ("BMC") assets, licenses and accounts. The company concludes from this development there are no further impediments to the company's normal operations in the country. The Court also dismissed the previously imposed prohibition to the Kyrgyz State Agency on Geology and Mineral Resources to issue any additional mineral rights for Bulakashu property. There remains a lawsuit filed against the Company in respect of BMC by Marsa Aktiengesellschaft, which Management continues to consider to be without merit

Work on BMC's, Bulakashu Property in Kyrgyzstan was suspended subsequent to the acquisition of the Company's Souker Project and the filing of the legal actions against BMC. Exploration work previously completed on Bulaskhu Property returned encouraging results from the Severny Copper-Gold prospect where drilling had intersected 40 metres of 1.89 g/t Au in hole 07-17. Three holes have now intersected a gold zone at Severny characterized by long intervals of gold mineralization over 1 g/t Au including drill hole 07-17, 06-06 (see 01/29/07 news release) and 07-09 (see 09/06/07 news release). Drill holes 07-08, 07-23, 07-24, and 07-25 drilled on the fringes of the gold zone intersecting sporadic intervals of gold mineralization above 1 g/t Au. Drilling to date has only defined the northern limit of the gold mineralization and the strongest part of the geophysical and geochemical anomaly defining the gold zone is yet to be drilled.

Drilling on the porphyry copper gold zone has returned sporadic results for gold and only one interval of copper higher than 0.10% Cu. The geophysical and geochemical anomaly appears to have been caused pyrite mineralization associated with a strong porphyry system. However, only sporadic amounts of gold and silver have been encountered in this pyritic zone. Holes 07, 10, 11, 12, 13, 14, 15, 16, 18, 19, 20, 21, 22 were drilled in the porphyry copper-gold zone.

A summary of the significant drill results from the Severny Cu/Au Propsect are presented in the table below.


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 HOLE        YEAR       FROM       TO       INTERVAL IN METERS        AU IN G/T
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07-10        2007                                                         NSI
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07-11        2007        99.8     101                1.2                 7.45
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07-12        2007       248       251                3                   2.64
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07-13        2007                                                         NSI
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07-14        2007       171       172                1                   7.57
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07-15        2007             7 sporadic intervals > 1 g/t
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07-16        2007       204       210                6                   3.3
                        222.7     227                4                   2.21
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07-17        2007        84        89                5                   1.4
                        104       144               40                   1.89
             including  129       132                3                   8.28
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07-18        2007                                                         NSI
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07-19        2007             2 sporadic intervals > 1 g/t
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07-20        2007                                                         NSI
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07-21        2007                                                         NSI
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07-22        2007        21        23                2                   1.3
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07-23        2007       119       121                2                   1.71
                        210       213                3                   2.32
                        217       224                8                   1.96
             including  221       224                4                   2.91
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07-24        2007       171       177                7                   1.14
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07-25        2007         6        10                4                   1.6
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NSI, no significant intervals
Intervals were defined using a cutoff grade of 0.5 g/t Au
PR, previously released data

While at this time the Souker project remains the Company's focus, the results to date at Bulakashu indicate there are opportunities for additional work and management will continue to identify opportunities to realize value from this project.

Bill Tafuri, P.Geol., the Company's Vice-President of Exploration, a qualified person as defined by NI 43-101, supervised the preparation of the information in this news release.

To find out more about Kola Mining Corp., please visit the company website at www.kolamining.com.

On behalf of the Board of Directors of KOLA MINING CORP.

/s/ IGOR KOVARSKY
_________________
Igor Kovarsky
President & C.E.O.

            The TSX Venture Exchange does not accept responsibility
               for the adequacy or the accuracy of this release.


Contact:

Kola Mining Corp.
Andrew Fedak
604.688.4110
www.kolamining.com


FORWARD-LOOKING STATEMENTS. THIS COMPANY PRESS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING" STATEMENTS AND INFORMATION RELATING TO THE COMPANY THAT ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT, AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. SUCH STATEMENTS REFLECT THE CURRENT RISKS, UNCERTAINTIES AND ASSUMPTIONS RELATED TO CERTAIN FACTORS INCLUDING, WITHOUT LIMITATIONS, COMPETITIVE FACTORS, GENERAL ECONOMIC CONDITIONS, CUSTOMER RELATIONS, RELATIONSHIPS WITH VENDORS AND STRATEGIC PARTNERS, THE INTEREST RATE ENVIRONMENT, GOVERNMENTAL REGULATION AND SUPERVISION, SEASONALITY, TECHNOLOGICAL CHANGE, CHANGES IN INDUSTRY PRACTICES, AND ONE-TIME EVENTS. SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN.